Lucinda K. Treat, Esq.
Executive Vice President and
Chief Legal, Human Resources, Compliance and Corporate Affairs Officer
237 Park Avenue, 14th Floor
New York, NY 10017
Phone:	(212) 527-5180
Fax:	(212) 527-4801
E-mail:	lucinda.treat@revlon.com

VIA EDGAR
Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
                                                 June 18, 2014

Re:	Revlon, Inc.
Revlon Consumer Products Corporation
Form 10-K for the year ended December 31, 2013
Filed March 5, 2014
Definitive Proxy Statement
Filed April 24, 2014
File Nos. 1-11178 and 033-59650

Dear Mr. Cash:

Please find below the response of Revlon, Inc. and Revlon Consumer Products Corporation (together, “Revlon” or the “Company”) to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 20, 2014 (the “Comment Letter”), relating to Revlon, Inc.’s definitive 2014 proxy statement, filed with the Commission on April 24, 2014 (the “Proxy Statement”).  For the Staff’s convenience, we have repeated each of the Staff’s comments in the Comment Letter below (in italic type) before each of Revlon’s responses, and numbered each of Revlon’s responses to correspond with the numbers of the comments in the Comment Letter.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 18

Incentive Compensation; Annual Cash Bonus, page 24

1.
We note disclosure that the Compensation Committee determined to fund the 2013 Annual Bonus Program at 90% of an executive’s target, that the Compensation Committee had the discretion to award between 25% and 150% of target bonuses to named executive officers.  Please clarify supplementally whether this means that the Committee determined to award the 90% of the target bonuses (of 100% or 75% of base salary) to the named executive officers.  Also clarify whether the Committee used its discretion to award some different percentage of target bonus to any named executive officer.  For example, the cash bonus paid to Mr. Elshaw

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 18, 2014

for 2013, as reflected in the notes to the Summary Compensation Table, does not appear to be determinable from the information you have given in CD&A or in the notes to the Annual Bonus Awards table on page 40.  With a view toward disclosure in future filings, consider utilizing an illustrative example to help us understand how you derived the actual payout for each of your named executive officers.

COMPANY RESPONSE TO COMMENT #1:

Pursuant to the terms of the Revlon Executive Incentive Compensation Plan, the Compensation Committee established a 2013 Annual Bonus Program, under which bonus payments could be made to the Named Executive Officers (“NEOs” or each a “NEO”) based on (1) the degree of achievement by the Company of specified corporate performance targets, each of which had a separate weighting and payout slope, and (2) the NEOs’ performance against their respective 2013 individual performance objectives.1

The Compensation Committee then determined NEO bonuses in three steps: (i) first, certifying the degree of the Company’s achievement of its corporate performance targets under the 2013 Annual Bonus Program for the 2013 fiscal year for both the Adjusted EBITDA target and the Free Cash Flow target; (ii) then, determining the funding level for the 2013 Annual Bonus Program based on the degree of achievement of these 2013 corporate performance targets and application of each corporate performance target’s respective weighting and payout slope under the 2013 Annual Bonus Program; and (iii) lastly, assessing the individual performance of each NEO against their 2013 performance objectives, which objectives had been approved by the Compensation Committee in February 2013.  The Compensation Committee reviewed management’s recommendation and the individual NEO performance against each of their objectives to determine the NEO’s actual bonus payout within the 2013 Annual Bonus Program’s stated range of 25% to 150% of target award amounts.

The terms of the 2013 Annual Bonus Program, as approved by the Compensation Committee, specified corporate performance targets, along with each target’s respective weighting and payout slope.  The targets were weighted as follows:  Adjusted EBITDA constituted 50% of the overall funding level and Free Cash Flow constituted the remaining 50%. While the payout slopes were not described in detail in the Proxy Statement, we supplementally advise the Staff that the 2013 Annual Bonus Program included the following payout slopes approved by the Compensation Committee:

•
Adjusted EBITDA Payout Slope:  Funding was provided at 100% for 100% achievement of the Adjusted EBITDA target.  For every 1 point of achievement under 100% of the Adjusted EBITDA target, the funding level  decreased by 5 points to a minimum funding level of 25% at 85% achievement of this target. Below that level, there was no payout. For every 1 point of achievement over 100% of the Adjusted EBITDA target, the funding

_________________________
1 As described in the Company’s Proxy Statement, including as described under “Overview of Key 2013 Compensation Events,” on pages 19 and 20; "Incentive Compensation; Generally," on page 22; and "Incentive Compensation; Annual Cash Bonus," on page 24.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 18, 2014

level increased by 2.5 points to a maximum payout of 150% if the Company achieved 120% or more of this target.

•
Free Cash Flow Payout Slope:  Funding was provided at 100% for 100% achievement of the Free Cash Flow target.  For every 1 point of achievement under 100% of target, the funding level decreased by 5 points to a minimum payout of 25% at 85% achievement of this target.  Below that level, there was no payout.  For every 1 point of achievement over 100% of target, the funding level based on the Free Cash Flow metric increased by 2.5 points to a maximum payout of 150% if the Company achieved 120% or more of this target.

Following the above formula for achievement of the targets2, weighting of targets and payout slopes, the Compensation Committee approved funding the bonus program at 90% of target, which meant that each executive's target bonus was effectively reduced to 90% of his original target amount.  To be clear, the 90% funding level was calculated as follows:

•
Based on the above payout slopes, the Company’s achievement of $283.7 million of Adjusted EBITDA (before taking into account the 2013 Unusual Items referred to on page 20 of the Proxy Statement), or 87.6% of its Adjusted EBITDA corporate performance target, yielded a pay out at 38% of target, and the Company’s achievement of $111.5 million of Free Cash Flow (before taking into account the 2013 Unusual Items referred to on page 20 of the Proxy Statement), or 117.5% of its Free Cash Flow corporate performance target, yielded a pay out at 143.75% of target, in each case as disclosed on page 20 of the Proxy Statement.

•
Then, applying the respective weightings to each of these corporate performance targets, the Company achieved Adjusted EBITDA of 19% (or 50% x 38%), plus Free Cash Flow of 71% (or 50% x 143.75%), resulting in  a total funding level of  90% calculated by adding each of these variables.

Under the 2013 Annual Bonus Program as approved by the Compensation Committee in December 2012, the Compensation Committee had the authority under the Annual Bonus Program to award bonuses to NEOs in the range of 25% and 150% of target amount, based upon management’s recommendation after assessing the NEOs’ individual performance (see "Incentive Compensation; Annual Cash Bonus," on page 25 of the Proxy Statement).  As such, the Compensation Committee reviewed each NEO’s performance against his 2013 individual performance objectives and awarded bonuses to the Named Executive Officers by using such reviews to further adjust the Named Executive Officer’s actual bonus payout beyond the 90% funding level, consistent with the program’s design and structure.  Additionally, as further described in the Proxy Statement, several of the bonuses for NEOs were further adjusted due to
_________________________
2 This formula is also set forth under "Incentive Compensation; Annual Cash Bonus," on page 25 of the Proxy Statement.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 18, 2014

the terms of the respective employment agreements for 2 newly-hired executives (i.e., Messrs. Delpani and Alletto) and to the pro-ration for the given NEO’s time in their role during 2013.

By way of example, Mr. Elshaw's 2013 target bonus was 75% of his base salary, or $766,0133.   Accordingly, Mr. Elshaw's original, un-adjusted target bonus of 75% of $766,013, or $574,510, was then reduced to $517,058, or 90% of that amount based upon the actual funding level of the 2013 Annual Bonus Program. Mr. Elshaw’s actual bonus payout was adjusted downward to 25% of this target amount, or $129,265, based on management’s recommendation and the Compensation Committee’s determination of Mr. Elshaw’s performance against his individual performance objectives.  This amount is set forth in footnote (c) to the Summary Compensation Table on page 30 of the Proxy Statement.

Accordingly, the Compensation Committee awarded bonuses under the 2013 Annual Bonus Program as follows, based on each NEO’s individual performance after determining the 90% funding level:  (i) Mr. Kennedy was awarded 111% of his adjusted target bonus (representing 100% of his un-adjusted target bonus); (ii) Mr. Delpani was awarded  100% of his minimum 2013 bonus as guaranteed under his employment agreement; (iii) Mr. Alletto was awarded 100% of his minimum 2013 bonus as guaranteed under his employment agreement; (iv) Mr. Ennis was awarded 100% of his adjusted target bonus, but it was pro-rated based for his time with the Company, as he left in October 2013, so he received only 67.5% of his target bonus; (v) Mr. Berns was awarded 0% of his adjusted and target bonus amounts, as he voluntarily left the Company in July 2013 before the end of the 2013 performance period; (vi) as described above, Mr. Elshaw was awarded 25% of his adjusted target bonus (representing 22.5% of his un-adjusted target bonus); and (vii) Mr. Kretzman was awarded 111% of his adjusted target bonus (representing 100% of his un-adjusted target bonus).4

In further response to the Staff’s comment on clarifying the application of any discretion, the Compensation Committee, pursuant to its authority under the Revlon Executive Incentive Compensation Plan, awarded bonuses under the 2013 Annual Bonus Program in excess of adjusted target award amounts to the following Named Executive Officers, based in part on their achieving and/or exceeding their individual performance objectives:  Mr. Kennedy (who received 111% of his adjusted target award, representing 100% of his un-adjusted target bonus, in connection with his retirement from the Company and in recognition of his individual performance against his objectives); and Mr. Kretzman (who received 111% of his adjusted target award, representing 100% of his un-adjusted target bonus, in connection with his retirement from the Company and in recognition of his individual performance against his objectives).  Each of Mr. Delpani’s and Mr. Alletto’s 2013 bonus payment was made in compliance with and pursuant to the applicable executive’s employment agreement.  The other
_________________________
3 As described in "Incentive Compensation; Annual Cash Bonus," on page 25 of the Proxy Statement.  This amount equals his base salary as in effect on the last day of the year, which approximated the base salary shown in the Summary Compensation Table on page 29 of the Proxy Statement as $767,540.
4 See “Incentive Compensation; Annual Cash Bonus,” on page 25 of the Proxy Statement; footnote 4 to the Annual Bonus Awards table in the “Grants of Plan-Based Awards,” on page 40 of the Proxy Statement; and footnote (a) to the “Summary Compensation Table,” on pages 29 and 30 of the Proxy Statement.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 18, 2014

Named Executive Officers’ bonus payments were at or below adjusted target award amounts, based on their degree of achievement of their respective individual performance objectives and/or pro-rationing based on their time in their role.

As you suggested, we will include an example of the effect on the actual bonus payments of the applicable bonus target weightings and payout slopes for each objective, to add additional clarity to our disclosures in filings relating to future years.  In the event that we make any filings that repeat 2013 executive compensation disclosure (e.g., a Schedule 14C information statement), we would use the CD&A as contained in our Proxy Statement (without revision), as we believe including these revisions would create investor confusion.

2.
Please help us better understand how the level of achievement of each of the performance targets underlying payments made under the 2013 Annual Bonus Program (87.6% of 2013 EBITDA Performance Target and 117.5% of the 2013 Free Cash Flow Performance Target) impacted the amount of bonus that the named executive officers received.  With a view toward disclosure in future filings, consider utilizing an illustrative example to show how you calculated the amount of bonuses and annual cash incentives actually awarded to each of your named executive officers based on the level of achievement of the relevant corporate performance objectives.

COMPANY RESPONSE TO COMMENT #2:

As described in our response to Comment #1, the Compensation Committee considered the Company’s degree of achieving its 2013 Adjusted EBITDA and Free Cash Flow corporate performance targets in determining the 90% funding level for the Company’s 2013 Annual Bonus Program.  Payments under the 2013 Annual Bonus Program were based on the Company's degree of achievement of two equally-weighted performance targets, namely:  (1) a 2013 Adjusted EBITDA target of $313.9 million and (2) a 2013 Free Cash Flow target of $68.5 million.5  The Company achieved $283.7 million of Adjusted EBITDA (before taking into account the 2013 Unusual Items referred to on page 20 of the Proxy Statement), or 87.6% of the Adjusted EBITDA target, and $111.5 million of Free Cash Flow (before taking into account the 2013 Unusual Items referred to on page 20 of the Proxy Statement), or 117.5% of its Free Cash Flow target, in each case calculated based upon the payout slopes, which were then each weighted at 50% to create the 90% funding level (in each case as described in Comment #1 above).

Accordingly, each Named Executive Officer’s potential target bonus was reduced to 90%, before taking into account any impact that a NEO’s individual performance against his individual performance objectives, which could then increase or decrease his bonus payout within the prescribed range of 25% to 150% of target.

_________________________
5 This information is set forth under "Overview of Key 2013 Compensation Events," on page 19 of the Proxy Statement.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 18, 2014

As you suggested, we will include an example to add additional clarity to our disclosures with respect to how the level of achievement of the various performance targets was reflected in the determination of the actual amount of bonus payouts in filings relating to future years (and, as described above, not in any filings that repeat 2013 executive compensation disclosure).

3.
We note that the table showing annual bonus awards under the 2013 Annual Bonus Program indicates that target and maximum bonus opportunities exist under this plan.  As your CD&A only describes a target bonus opportunity, it is not clear that the Compensation Committee also considered a larger, maximum bonus opportunity in setting 2013 compensation.  In future filings, please be sure that CD&A describes the overall structure of bonus opportunities given to named executive officers, including maximum bonus opportunities above target.

COMPANY RESPONSE TO COMMENT #3:

The “Compensation Discussion and Analysis” disclosed that individual awards could be paid out between 25% and 150% of target, based on individual performance.  While the “Compensation Discussion and Analysis” did not disclose the minimum and maximum funding percentages that were permissible under the 2013 Annual Bonus Program based on the degree of achievement of corporate performance targets, that payout slope was disclosed in the “Grants of Plan-Based Awards” section of the Company’s 2014 Proxy Statement.  In filings relating to future years (and, as described above, not in any filings that repeat 2013 executive compensation disclosure), our “Compensation Discussion and Analysis” will describe the overall structure of bonus opportunities given to Named Executive Officers, including any maximum bonus opportunities above target, resulting from either a program design or individual performance perspective.

Incentive Compensation; Long-Term Compensation, page 25

4.
We note disclosure that the Compensation Committee determined to award the one-third portion of the Transitional LTIP at 75%, but there is no discussion of what this percentage applies to, such as a target award amount.  We also note that you have indicated that there are possible target and maximum payouts under the 2013 LTIP and threshold, target and maximum payouts possible under the Transitional LTIP.  With a view toward disclosure in future filings, please discuss the overall structure of the LTIP award opportunities given to named executive officers, including threshold, target and maximum bonus opportunities.  Also explain how you calculate the amount of long-term cash incentives actually awarded to each of your named executive officers based on the level of achievement of the relevant corporate performance objective.  Consider utilizing an illustrative example to help us understand how you derived the actual payout.

COMPANY RESPONSE TO COMMENT #4:

The Company's LTIP for 2013 awards were based upon the level of the Company's achievement against three corporate performance targets – (1) Adjusted EBITDA, weighted at 50%; (2) Free

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 18, 2014

Cash Flow, weighted at 25%; and (3) Net Sales, weighted at 25%.6  Similar to the Company's annual bonus program, each Named Executive Officer has a target award under the LTIP and the level of the Company's achievement against the corporate performance targets determines the funding level of that target LTIP award, after applying the applicable weightings and payout slopes for each of the corporate performance targets.  Applying the formula of the 2013 LTIP, the Compensation Committee approved funding the LTIP at 75% of the target awards.

While the payout slopes were not described in detail in the Proxy Statement, we supplementally advise the Staff that the LTIP’s payout slopes provided as follows:

•
Adjusted EBITDA Payout Slope: Funding was provided at 100% for 100% achievement of the Adjusted EBITDA target. For every 1 point of achievement under 100% of the target, the funding level decreased by 5 points to a minimum funding level of 25% at 85% achievement of this target. Below that level, there was no payout.  For every 1 point of achievement over 100% of the target, the funding level increased by 2.5 points to a maximum payout of 150% if the Company achieved 120% or more of this target.

•
Free Cash Flow Payout Slope: Funding was provided at 100% for 100% achievement of the Free Cash Flow target. For every 1 point of achievement under 100% of target, the funding level decreased by 5 points to a minimum payout of 25% at 85% achievement of this target. Below that level, there was no payout.  For every 1 point of achievement over 100% of the Free Cash Flow target, the funding level increased by 2.5 points to a maximum payout of 150% if the Company achieved 120% or more of this target.

•
Net Sales Payout Slope: Funding was provided at 100% for 100% achievement of the Net Sales target.  For every 1 point of achievement under 100% of the target, the funding level decreased by 7.5 points to a minimum payout of 25% at 90% achievement of the target. Below that level, there was no payout.  For every 1 point of achievement over 100% of the Net Sales target, the funding level increased by 10 points to a maximum payout of 150% if the Company achieved 105% or more of this target.

•
Once the payout slopes were applied, the Company’s achievement of $283.7 million of Adjusted EBITDA (before taking into account the 2013 Unusual Items referred to on page 20 of the Proxy Statement), or 87.6% of its Adjusted EBITDA performance target, yielded a payout at 38% of target. The Company’s achievement of $111.5 million of Free Cash Flow (before taking into account the 2013 Unusual Items referred to on page 20 of the Proxy Statement), or 117.5% of its Free Cash Flow corporate performance target, yielded a payout at 143.75% of target. The Company’s achievement of $1,494.7 million of Net Sales (before taking into account the 2013 Unusual Items referred to on page 20 of the Proxy Statement), or 96.2% of its Net Sales corporate performance target, yielded a payout at 71.5% of target.

_________________________
6 Described under "Incentive Compensation; Long-Term Compensation," on pages 25 and 26 of the Proxy Statement.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 18, 2014

•
Then, applying the respective weightings to each of these corporate performance targets, the Company achieved Adjusted EBITDA of 19% (or 50% x 38%), plus Free Cash Flow of 36% (or 25% x 143.75%), plus Net Sales of 18% (or 25% x 71.5%), resulting in a total funding level of 73%, calculated by adding each of these three variables, which was then rounded up to 75% for the 2013 LTIP.

Unlike the bonus program, which allowed for a payout adjustment in the range of 25% to 150% of target based upon the degree of a NEO’s individual performance against that NEO’s Compensation Committee-approved individual performance objectives, the LTIP provided no further adjustment based on individual performance.

In filings relating to future years (and, as described above, not in any filings that repeat 2013 executive compensation disclosure), we will provide more thorough explanation and an illustrative example as to how the Company calculates the amount of long-term cash incentives actually awarded to our Named Executive Officers based on the level of achievement of the relevant corporate performance targets and the impact of that actual performance on each target’s weighting and payout slopes.

Thank you for your consideration of Revlon’s responses to the Staff’s Comment Letter and please do not hesitate to call the undersigned at (212) 527-5180, or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233, if you have any questions or need any additional information.

Sincerely,

/s/ Lucinda K. Treat

Lucinda K. Treat, Esq.
Executive Vice President and Chief Legal, Human Resources, Compliance and Corporate Affairs Officer
Revlon, Inc.

cc:	Lawrence Alletto
Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Revlon, Inc.
Phone: (212) 527-5181

Marc S. Gerber
Partner
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: (202) 371-7233